1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

April 26, 2013

FILED AS EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:          Post-Effective Amendment for SEI Institutional Investments Trust (File Nos. 033-58041 and 811-07257)

Dear Ms. O’Neal-Johnson:

On behalf of our client, SEI Institutional Investments Trust (the “Trust” or “SIIT”), this letter responds to the comments you provided via telephone on April 15, 2013, regarding the Trust’s post-effective amendment No. 70, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment No. 71, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC on March 1, 2013 pursuant to Rule 485(a)(1) under the 1933 Act for the purposes of making material changes to the registration statement, solely with respect to the Dynamic Asset Allocation Fund (the “DAA Fund”) and the Multi-Asset Real Return Fund (the “MARR Fund”) (each, a “Fund” and, together, the “Funds”).  Below, we have briefly summarized your comments and questions, followed by our responses.

1.             Comment.             Please confirm whether the Funds charge shareholder fees.

Response.              Neither Fund will charge shareholder fees (e.g., redemption fees).  Shareholders in a Fund will pay their pro rata share of the Fund’s annual operating expenses.

2.             Comment.             Please confirm whether each Fund’s wholly-owned subsidiary (each, a “Subsidiary” and, together, the “Subsidiaries”) will pay management fees.

Response.              Neither Subsidiary will pay management fees.  Each Fund will pay SEI

Investments Management Company (“SIMC”) a management fee, which will include the cost of investment advisory services provided to that portion of the Fund’s assets allocated to its Subsidiary.

3.             Comment.             Please consider indenting the Funds’ fee tables to clarify the expenses of each Fund from the expenses of its Subsidiary.

Response.              In response to your comment, we have amended each Fund’s fee table as requested.

4.             Comment.             Please consider providing a more abbreviated description of each Fund’s principal investment strategy in the Fund Summary section and providing a more detailed description of the Fund’s investment strategy in the back of the Prospectus, consistent with Item 9 of Form N-1A.

Response.              In consideration of your comment, we have reviewed each Fund’s principal investment strategy and determined not to make any substantial revisions. Because at any given time each Fund may be invested in one or more different types of securities and other instruments across one or more different asset classes, each Fund’s principal investment strategy will tend to be longer in length than those of funds with more simplistic investment strategies. Nonetheless, we will take this comment into consideration again during the Trust’s next annual update cycle.

5.             Comment.             With respect to each Fund and its respective Subsidiary:

(a)           Confirm that each Fund will comply on an aggregate basis with its Subsidiary with (i) the Fund’s investment policy with respect to concentration of investments in a particular industry or group of industries in accordance with Section 8(b)(1)(E) of the 1940 Act and (ii) the limitations with respect to capital structure and the use of leverage set forth in Section 18 of the 1940 Act.

(b)           Confirm whether each Subsidiary will enter into an advisory agreement with SIMC in accordance with Section 15(a) of the 1940 Act.

(c)           Confirm that each Subsidiary’s advisory agreement with SIMC will be filed as an exhibit in Part C of the Trust’s registration statement.

(d)           Confirm that each Subsidiary will comply with the affiliated transaction and custody provisions of Section 17 of the 1940 Act.

(e)           Identify each Subsidiary’s custodian.

(f)            Confirm whether each Fund has received a Private Letter Ruling from the Internal Revenue Service (“IRS”) with respect to whether income generated from each Fund’s investment in its Subsidiary will be “qualifying income” for regulated investment company (“RIC”) qualification purposes, to the extent that distributions are made to each

Fund by its Subsidiary or, if no such Private Letter Ruling has been obtained, confirm the basis on which each Fund has made such a determination (e.g., Opinion of Counsel).

(g)           Confirm that each Fund’s principal investment strategy and principal risk disclosure reflects the aggregate principal investment strategies and principal risks of the Fund and the applicable Subsidiary.

(h)           Confirm whether each Subsidiary’s financial statements will be consolidated with the applicable Fund’s financial statements in the Funds’ annual and semi-annual reports.

(i)            Confirm that all Subsidiary expenses will be included in the applicable Fund’s fee table.

(j)            Confirm whether each Subsidiary will designate an agent for service of process in the United States.

(k)           Confirm whether each Subsidiary and its board of directors will consent to examination from and inspection by the SEC of each Subsidiary’s books and records.

(l)            Confirm whether the Trust will have each Subsidiary’s board of directors sign the Trust’s applicable post-effective amendments to its registration statement.

Response.              We have responded to each sub-part of your comments in turn.

(a)           To the extent applicable, each Subsidiary generally will independently follow the same compliance policies and procedures as the applicable Fund with respect to concentration and limitations with respect to the issuance of senior securities and the use of leverage set forth in Section 18 of the 1940 Act and any applicable present and future guidance set forth by the SEC or its Staff, including any modifications to existing guidance.  Although separately operated, because each Subsidiary and its applicable Fund will independently comply with these limitations, each Subsidiary and its applicable Fund will, therefore, comply with these limitations on an aggregated basis as well.

(b)           SIMC, the Funds’ investment adviser, will provide investment advisory services to each Subsidiary under an agreement that does not provide for an investment advisory fee. Because the Subsidiaries are not required to be registered as investment companies under the 1940 Act, they are not required to enter into advisory agreements that comply with Section 15(a) of the 1940 Act. Nonetheless, the agreement between SIMC and each Subsidiary will generally comply with Section 15(a) and any applicable present and future guidance set forth by the SEC or its Staff, including any modifications to existing guidance. It is expected that (i) each agreement will be initially approved by the Board of

Directors of the applicable Subsidiary, (ii) each agreement will, in effect, be initially approved by the applicable Fund as the sole shareholder of its Subsidiary, and (iii) the Board of each Subsidiary will approve annual continuations of the agreement after the expiration of the agreement’s initial two-year term. The aggregate investment advisory fees paid to SIMC for providing investment advisory services to a Fund and its Subsidiary cannot be increased without the approval of the applicable Fund’s Board of Trustees and a majority of the outstanding voting securities of the Fund (as defined in Section 2(a)(42) of the 1940 Act).

In the future, a Fund and its Subsidiary may decide, for operational reasons or otherwise, that the Fund and its Subsidiary would be better served if the investment advisory fees paid to SIMC were differently allocated between the Fund and the Subsidiary (e.g., other than the current allocation where each Fund pays all of the investment advisory fees and its Subsidiary pays zero).  However, any such reallocation would not result in an increase in the aggregate investment advisory fees paid to SIMC for providing investment advisory services to a Fund and its Subsidiary unless approvals of both the Fund’s Board of Trustees and a majority of the outstanding voting securities of the Fund (as defined in Section 2(a)(42) of the 1940 Act) were first obtained.

(c)           In response to your request, we will voluntarily file each Subsidiary’s advisory agreement with SIMC, with certain content redacted, as appropriate, as an exhibit in Part C of the Trust’s registration statement.

(d)           The Trust confirms that each Subsidiary generally will be subject to the policies and procedures necessary for the Funds (and therefore, each Subsidiary) to comply with the applicable requirements with respect to affiliated transactions and custody arrangements set forth in Section 17 of the 1940 Act and any applicable present and future guidance set forth by the SEC or its Staff, including any modifications to existing guidance.

(e)           Brown Brothers Harriman & Co. is expected to act as custodian for each Fund and its respective Subsidiary.

(f)            We confirm that in lieu of a private letter ruling from the IRS, the Funds will rely on an Opinion of Counsel from Morgan, Lewis & Bockius LLP, based on customary representations, concluding that income generated from each Fund’s investment in its respective Subsidiary will be “qualifying income” for RIC qualification purposes, to the extent that distributions are made to each Fund by its Subsidiary.

(g)           We confirm that each Fund’s principal investment strategy and principal risk disclosure reflects the aggregate principal investment strategies and principal risks of the Fund and the applicable Subsidiary.

(h)           The Trust confirms that each Subsidiary’s financial statements will be consolidated with the financial statements of the applicable Fund and included in such

Fund’s annual and semi-annual reports to Fund shareholders.

(i)            We confirm that all Subsidiary expenses, if any, will be included in the applicable Fund’s fee table.

(j)            The Trust confirms that each Subsidiary will designate an agent for service of process in the United States.

(k)           The Trust confirms that each Subsidiary will consent to the examination from and inspection by the SEC of each Subsidiary’s books and records

(l)

Each Subsidiary is wholly-owned by the applicable Fund and is under the control of such Fund, as its sole shareholder.  Further, the Board of the Fund, as the Board of the sole shareholder of each Subsidiary, indirectly controls the operations of such Subsidiary and may remove the Directors of such Subsidiary in accordance with the governing documents of the Subsidiary.  Accordingly, we do not believe any investor protections will be compromised as a result of the structure of the Boards of the Subsidiaries.

The Boards of Directors of the Subsidiaries are not required to sign the Trust’s post effective amendments. Neither Subsidiary is offering its securities in the U.S., nor is either Subsidiary a co-issuer of the applicable Fund’s securities. Each Subsidiary was organized solely for the purpose of providing its respective Fund a non-exclusive means by which each Fund may advance its investment objective in compliance with an existing line of IRS private letter rulings.(1)

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under U.S. law from using any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The SEC Staff has issued a number of letters granting no-action relief where U.S.-registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable

(1)           In such IRS-issued private letter rulings, the IRS specifically concluded that the income derived from a fund’s investment in its controlled foreign corporation subsidiary will constitute qualifying income to such fund.

tax treatment (the “Section 7(d) Letters”).(2) In each of the Section 7(d) Letters, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds at issue in the Section 7(d) Letters were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated.

Each Fund’s investment in its Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve each Fund’s investment objective in light of an existing line of IRS private letter rulings rather than to create a foreign investment vehicle to be marketed to U.S. investors. Further, each Fund, its Board and SIMC directly or indirectly controls all of the investment activities of the applicable Subsidiary. The Trust is relying on the Section 7(d) Letters in support of its view that each Subsidiary is not offering its securities in the U.S. in violation of Section 7(d).(3)

The Trust also believes that each Subsidiary is not a co-issuer of its respective Fund’s securities and is therefore not required to sign the Trust’s post-effective amendments. The Trust is aware that, with respect to “master-feeder” or “hub and spoke” funds relying on Section 12(d)(1)(E) of the 1940 Act, the SEC Staff requires the acquired fund to sign the registration statement of the acquiring fund. The SEC Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act of 1933.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2 (11) of the [Securities Act of 1933]” (emphasis supplied). Under Rule 140, the entity on whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the SEC Staff has viewed the feeder fund as a “co-issuer” of the

(2)           See South Asia Portfolio, SEC No-Action Letter, 1997 SEC No-Act. LEXIS 419 (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter, 1996 SEC No-Act. LEXIS 761 (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter, 1988 SEC No-Act. LEXIS 435 (Mar. 28, 1988); The Thai Fund, Inc., SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2805 (Nov. 30, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter, 1986 SEC No-Act. LEXIS 2942 (Nov. 24, 1986).

(3)           We believe the present situation presents less concern than situations where the SEC Staff previously granted no-action relief because of the limited amount of each Fund’s assets invested in the applicable Subsidiary. Each Fund currently intends to invest not more than 25% of its assets in its Subsidiary. The present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets invests in an offshore master fund) in which the SEC Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter, 2004 SEC No-Act. LEXIS 597 (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter, 2006 SEC No-Act. LEXIS 532 (July 10, 2006).

master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.(4)

Each Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that each Fund’s investment in its Subsidiary is a limited part of its overall investment strategy. The “chief part” of each Fund’s business is not the purchase of the securities of its Subsidiary and the sale of its own securities. Rather, each Fund’s assets will be predominantly invested outside of its Subsidiary. It is currently anticipated that no more than 25% of each Fund’s assets will be invested in its Subsidiary. The Trust maintains that the investment of no more than 25% of a Fund’s assets should not be determined to be “the chief part” of such Fund’s business.(5) In contrast, in a master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Trust does not believe that each Subsidiary should be deemed a “co-issuer” under Rule 140 and, thus, the Subsidiaries are not required to sign any post-effective amendments to the Trust’s registration statement.

Although neither Subsidiary is required to sign any post-effective amendments to the Trust’s registration statement, the Trust believes that the SEC and SEC Staff will be able to adequately supervise and assert jurisdiction over the activities of each Subsidiary if necessary for the protection of the Funds’ investors. First, the Subsidiaries are not permitted to engage in any activity that would cause a Fund to violate the 1940 Act pursuant to Section 48(a). Second, although each Subsidiary will be organized under the laws of the Cayman Islands, the activities, including investment management activities, of each Subsidiary will take place in the U.S. In addition, each Subsidiary’s books and records will be maintained in the U.S., together with the Funds’ books and records, in

(4)           See Man Glenwood Lexington TEI LLC, SEC No-Action Letter, 2004 SEC No-Act. LEXIS 597 (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter, 2006 SEC No-Act. LEXIS 532 (July 10, 2006).

(5)           See e.g., FBC Conduit Trust I, SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2692 (October 6, 1987) (Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates. The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s [pass-through certificates]”); Merrill Lynch Mortgage Investors, Inc., SEC No-Action Letter, 1988 SEC No-Act. LEXIS 470 (Apr. 18, 1988) (SEC Staff not recommending enforcement action where company did not act as co-registrant for nor sign the registration statement for asset-backed preferred stock to be issued by a limited purpose subsidiary of savings and loan association); Banill Corp., SEC No-Action Letter, 1975 SEC No-Act. LEXIS 1746 (Sep. 5, 1975) (Staff treated ownership by company of 82% of outstanding shares of bank as subject to Rule 140); Notice of Proposal to Adopt New Rule and to Amend Rule 140 With Respect to Assessable Stock, Securities Act Release No. 3903, 1958 SEC LEXIS 142 (Mar. 5, 1958) (discussing regulatory purpose behind Rule 140). The FBC Conduit Trust I and Banill Corp. letters, taken together, support the Trust’s position that the investment of no more than 25% of a Fund’s assets in its respective Subsidiary should not be determined to be “the chief part” of such Fund’s business and, therefore, each Subsidiary should not be deemed a “co-issuer” of its respective Fund under Rule 140.

accordance with Section 31 of the 1940 Act and the rules thereunder. Further, the Trust has confirmed elsewhere in this correspondence that each Subsidiary will consent to service of process and the examination of each Subsidiary’s books and records.

6.             Comment.             Please confirm that each Fund covers the full notional value of credit default swaps sold (written) by the Fund.

Response.              We confirm that if either Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit event, as defined under the terms of the particular swap agreement, and less any offsetting positions.  Typically, this is the notional amount of the instrument underlying the swap agreement.

7.             Comment.             With respect to either Fund’s investments in total return swaps, please confirm that the Fund will comply with the coverage requirements set forth in Securities Trading Practices of Registered Investment Companies, Investment Company Rel. No. 10666 (Apr. 18, 1979).

Response.              The Trust confirms that, to the extent applicable to a Fund’s investment in total return swaps (if any), the Fund will comply with (i) the coverage requirements set forth in Securities Trading Practices of Registered Investment Companies, Investment Company Rel. No. 10666 (Apr. 18, 1979) and (ii) any applicable present and future guidance set forth by the SEC or its Staff, including any modifications to existing guidance.

8.             Comment.             Please confirm that any interest expense associated with short sales engaged in by the Funds are reflected in the applicable Fund’s fee table as an “Other Expense.”

Response.              The Trust confirms that expected interest from each Fund’s investment in short sales, if any, is included in the “Other Expense” line item of the Fund’s fee table.  Based on the amount of interest expense expected to be incurred by each Fund in connection with its investment in short sales, the Trust determined not to break out interest expense as a separate sub-item in the fee table or include an explanatory caption. If this amount were to increase in the future, the Trust would reevaluate the fee table disclosure accordingly.

9.             Comment.             Please confirm that each Fund’s derivatives disclosure in both its principal investment strategies and principal risks is consistent with the observations of the SEC staff with respect to derivatives-related disclosure by investment companies set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management of the U.S. Securities and Exchange Commission to Karrie McMillan, General Counsel, Investment Company Institute (“Miller Letter”), dated July 30, 2010 (http://www.sec.gov/ divisions/investment/guidance/ici073010.pdf).

Response.              In response to your comment, we have reviewed each Fund’s disclosure against the observations set forth in the Miller Letter and believe the Fund’s current disclosure to be consistent with the principles set forth in the Miller Letter.

10.          Comment.             Please provide the benchmark index for the MARR Fund.

Response.              The MARR Fund’s benchmark index will be the Barclays Capital 1-5 Year U.S. TIPS Index.  This will be disclosed in the Fund’s final prospectus.

11.          Comment.             Please confirm that the DAA Fund is subject to a fundamental investment policy with respect to diversification.

Response.              We confirm that the DAA Fund is subject to a fundamental investment policy that prohibits the DAA Fund from purchasing securities of an issuer if such purchase would cause the DAA Fund to fail to satisfy the diversification requirement for a diversified management company under the 1940 Act, the rules or regulations thereunder or any exemption therefrom, as such statute, rules and regulations may be amended or interpreted from time to time.  Because this is a fundamental investment policy, the DAA Fund would be required to obtain shareholder approval before changing this policy.  Nonetheless, the DAA Fund as adopted as a non-fundamental investment policy a prohibition with respect to 75% of the DAA Fund’s assets on the purchase of securities of any issuer (except securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities) that would result in more than 5% of the DAA Fund’s total assets being invested in the securities of such issuer.  This non-fundamental policy reflects current guidance from the SEC and its Staff as to the diversification requirements under the 1940 Act.  By structuring its fundamental and non-fundamental policies in this way, the Fund is able to implement any future changes to guidance from the SEC and its Staff without having to first obtain shareholder approval, while nonetheless maintaining its fundamental investment policy as-is.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien